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03003454

January 14, 2003

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
JAN 2 1 2003
1086

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

SUPPL

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated January 14, 2003 announcing consolidated revenues for the year 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

Very truly yours,

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

dlw 2/3

PADOCS01/187262.1

82-5150

wanadoo

Paris, January 14th, 2003

Wanadoo posts 33-percent jump in full-year 2002 revenues

- **More than 8.5 million Internet access customers in Europe, including 2.5 million new customers**
- **Nearly 1.4 million broadband customers in Europe including more than 1 million in France**

Wanadoo had consolidated revenues of 2.075 billion euros for full-year 2002, up 33 percent over 2001. Revenues for the fourth quarter of 2002 totaled 629 million euros, an increase of 35 percent over fourth quarter 2001.

On a proforma basis, using a comparable scope of consolidation (not including Freeserve and QDQ Media, respectively consolidated as of March 1, 2001 and April 1, 2001, the Business Services segment and Telelistas, which were deconsolidated as of January 1, 2002), Wanadoo's revenues advanced 28 percent in 2002.

Both of Wanadoo's two core businesses contributed to revenue growth as both expanded throughout 2002. The Internet Access, Portals and e-Merchant segment experienced full-year revenue growth of 67 percent, led by Internet Access, which posted an 83-percent jump in revenues. Revenues were up 4 percent at December 31st 2002 for the Directories segment. This increase was 7 percent on a proforma basis, using a comparable scope of consolidation (excluding the sale of Wanadoo Services Pro).

In France, Wanadoo reached end of December 2002 1 million broadband customers.

At December 31, 2002 Wanadoo had a total of 8.535 million Internet access customers in Europe, including 1.374 million subscribers to ADSL and cable broadband services. Wanadoo added 1.4 million new customers during the fourth quarter of 2002, including nearly 400,000 for broadband service. Broadband subscribers represented 16 percent of the Wanadoo customer base at December 31, 2002, up from 9 percent at end December 2001.

Olivier Sichel, Chairman and CEO of Wanadoo, said:

"Last year saw the emergence of a major player in European Internet services and directories. Wanadoo is now the number two ISP in Europe, with more than 8.5 million customers, and number three in directories in Europe, with revenues of 880 million euros. Continued sustained growth in all our businesses should enable Wanadoo to turn in profitable performance throughout 2003."

Press Release

Consolidated Operating Revenues for 12 Months Ended December 31, 2002

(in millions of euros)	2001	2002	Change	Change on a proforma basis (1)
Internet Access, Portals, e-Merchant ***of which International (2)***	716 *183*	1 199 *389*	67% *113%*	54% *71%*
Internet Access	564	1.031	83%	66%
Portals	115	117	1%	-6%
e-Merchant	37	51	39%	39%
Directories ***of which international (3)***	**848** *51*	**880** *39*	**4%** *-23%*	**7%** n.m.
Directories	837	880	5%	7%
Business Services	11	-	n.m.	n.m.
Other	(1)	(4)	n.m.	n.m.
Total Wanadoo revenues ***of which international***	**1.563** *234*	**2.075** *429*	**33%** *83%*	**28%** *71%*

(1) Excluding Freeserve and QDQ Media (acquired in early 2001) and excluding Telelistas and Business services (divested in January 2002)
(2) U.K., Spain, the Netherlands, Belgium and Morocco
(3) Spain and Brazil in 2001, Spain only in 2002

Wanadoo key indicators

Division	Indicator	End Dec. 2001	End Dec. 2002	Change
Internet Access	Active customers (in millions)	6.067	**8.535**	+41%
Portals	Pages viewed (in billions per month)	1.288	**1.703**	+32%
e-Merchant	Orders per month on alapage.com (thousands)	202	**235**	+16%
Directories	Advertisers on pagesjaunes.fr (thousands)	202	**238**	+18%

Internet Access, Portals and e-Merchant segment: revenues up 67 percent

The segment comprising Internet Access, Portals and e-Merchant sites had revenues of 1.199 billion euros for full-year 2002, up 67 percent over 2001. Revenues for this segment were up 67 percent in the fourth quarter versus the year-earlier period, reaching 391 million euros.

On a proforma basis, using a comparable scope of consolidation (i.e. excluding Freeserve, which was consolidated as of March 1, 2001), revenues advanced 54 percent for this segment versus 2001. Internet Access, Portals and e-Merchant business from activities outside of France accounted for 32 percent of the segment's revenues in 2002, compared with 26 percent in 2001.

Growth in revenues from the Internet Access, Portals and e-Merchant businesses derived from the following factors:

- **A strong rise in the number of subscribers to Wanadoo's broadband services in Europe,** representing 1.374 million customers at end December 2002, compared with 545,000 customers at the end of 2001. Broadband subscribers represented 16 percent of Wanadoo's total active customer base in Europe at December 31, 2002, up from 9 percent at end December 2001. At December 31, 2002, Wanadoo had 1.044 million broadband subscribers in France, including 987,000 for its ADSL broadband services. Wanadoo had 331,000 broadband subscribers in other countries, including 200,000 ADSL customers.

- **Ongoing growth in the number of active subscribers in France**, with 3,924 million subscribers at December 31, 2002, up from 3 million at end December 2001 (+ 31%).

- **Continued growth of Freeserve's subscriber base in the United Kingdom.** Freeserve had 2.574 million active subscribers at end December 2002, compared with 2.244 million at end December 2001. The number of subscribers to Freeserve pay services via low-speed dial-up connections rose to 925,000 at end December 2002 from 643,000 at end December 2001, representing a 44-percent increase in the number of high value customers in one year.

- **Ongoing growth in the number of active subscribers to Wanadoo services in the rest of continental Europe.** At yearend 2002, Wanadoo had 1.463 million active subscribers in Spain and 574,000 active subscribers in The Netherlands, Belgium and Marocco.

- **Expanding e-Merchant business.** Alapage.com experienced a 39-percent increase in revenues in 2002 versus 2001. Total orders were up 26 percent for the year, with more than 1 million orders recorded for the whole year 2002. Christmas time has been particularly favourable with more than 90,000 orders recorded within one week.

The audience of Wanadoo portals and sites reached 1.703 billion pages viewed in December 2002, compared with 1.288 billion in December 2001. Wanadoo's Portal businesses recorded revenues of 117 million euros for 2002. This figure includes 54 million euros from online advertising, up from 48 million in 2001, an increase of 12 percent, and 63 million euros from content aggregation, versus 67 million euros in 2001, a decrease of 6 percent.

Directories segment: revenues up 7 percent on a proforma basis

The Directories and Business Services segment had consolidated revenues of 880 million euros for 2002, up 4 percent over 2001. Revenues from Directories totaled 244 million euros for the fourth quarter of 2002, up 5 percent over the year-earlier period.

On a proforma basis (not including QDQ Media, consolidated as of April 1, 2001, and not including Business Services and Telelistas, which were deconsolidated as of January 1, 2002), revenue growth for the Directories segment was 7 percent in 2002 versus 2001.

QDQ Media had revenues of 39 million euros in 2002, up from 30 million euros in 2001, representing year-to-year growth of 28 percent.

Revenues from online directories in France (advertising and website creation, spanning Minitel and Internet activities) were up 13 percent in 2002 versus 2001 to 205 million euros. Revenues from pagesjaunes.fr were up 45 percent while revenues from website creation advanced 13 percent. The number of Internet advertisers on the pagesjaunes.fr site reached 238,000 at December 31, 2002, compared with 202,000 at end December 2001.

Outlook

- A 25 to 30 percent increase in revenues in 2003,
- Tripling in consolidated EBITDA in 2003,
- Breakeven for EBITDA from the Internet Access, Portals and e-Merchant segment in 2003 ,
- Positive free cash flow from operations in 2003 .

Wanadoo confirms its 2002 EBITDA should be in the upper range of the Analysts's consensus.

Results for 2002 will be released by the end of February 2002.

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with nearly 9 million active subscribers (including Eresmas), 20 million unique visitors per month and more than 650,000 advertisers. Wanadoo is a leading Internet media services provider in France, the U.K. and Spain, and is also present in the Netherlands. Wanadoo is expanding its Internet operations through, amongst others, broadband Internet access with more than 1 million cable and ADSL subscribers and through online directories with almost 240,000 online advertisers amongst SMEs. Wanadoo recorded EUR 2 billion in revenues in 2002 and has approximately 7,000 employees. Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

Press Contacts :
Nilou du Castel / Elisabeth Bozzi
Tel : +33 1 44 44 93 93
nilou.ducastel@francetelecom.com
elisabeth.bozzi@francetelecom.com

Investor Relations :
Vincent Gouley
Tel : +33 1 58 88 75 68
vincent.gouley@wanadoo.com